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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _______)*


                             GART SPORTS COMPANY
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                              (Name of Issuer)
                                Common Stock
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                       (Title of Class of Securities)
                                  366630101
              -------------------------------------------------
                               (CUSIP Number)
Larry J. Hochberg   275 Deere Park East Highland Park, IL 60035  (847) 926-8900
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                   (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)
                               January 9, 1998
              -------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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                                  SCHEDULE 13D

CUSIP NO.  366630101                                      PAGE 2 OF 5  PAGES

    1   NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                  Larry J. Hochberg

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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                        (B) [ ]

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    3   SEC USE ONLY


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    4   SOURCE OF FUNDS*
                  PF


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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]


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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

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                          7    SOLE VOTING POWER
                                   478,647
                          -----------------------------------------------------
NUMBER OF SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                      3,117
OWNED BY EACH             -----------------------------------------------------
  REPORTING               9    SOLE DISPOSITIVE POWER
PERSON WITH                        478,647
                          -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                   3,117
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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  513,942

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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]


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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.6% of Common Stock

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    14  TYPE OF REPORTING PERSON*
                  IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Item 1. Security and Issuer
        -------------------

     This Schedule 13D, filed January 16, 1998, relates to the shares of Common Stock, $.01 par value per share, (the "Shares") of Gart Sports Company, a Delaware corporation ("Gart"), with its principal executive offices at 1000 Broadway, Denver, CO 80203.


Item 2. Identity and Background
        -----------------------

     This Statement is being filed by Larry J. Hochberg ("Mr. Hochberg").

      Mr. Hochberg resides at 275 Deere Park East, Highland Park, IL 60035.

      Mr. Hochberg is presently an investor. Mr. Hochberg is a United States Citizen.

      In response to Items 2(d) and 2(e) of Schedule 13D, Mr. Hochberg has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

      The consideration used by Mr. Hochberg in making the purchase was 3,114,538 shares of Sportmart, Inc., a Delaware corporation ("Sportmart") pursuant to that certain Amended and Restated Agreement and Plan of Merger dated December 2nd, 1997, by and among the Company and Gart (the "Merger Agreement"). Capitalized terms not otherwise defined in this Schedule 13D shall have the meaning set forth in the Merger Agreement filed hereto as Exhibit A.

Item 4. Purpose of Transaction
        ----------------------

      The purchases reported herein were made purely for investment purposes because Mr. Hochberg believed the Shares represented a favorable investment opportunity. Although Mr. Hochberg does not have any present plans to recommend or make additional purchases or sales of any of the securities of Gart, such purchases or sales may be made at some point in the future if deemed appropriate in light of circumstances existing from time to time. Mr. Hochberg does not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities and Exchange Commission. Mr. Hochberg, however, reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

   (a) Mr. Hochberg beneficially owns 513,942 shares of Gart Common Stock which represents 6.6% of Gart Common Stock.

   (b) Mr. Hochberg has the sole power to vote and the sole power to dispose of 478,647 of the shares of Gart. 32,177 of the shares listed in paragraph (a) are beneficially owned by Mr. Hochberg's wife, Barbara P. Hochberg, of which shares Mr. Hochberg disclaims beneficial ownership. 3,117 of the shares listed in paragraph (a) are held by Larry J. Hochberg, as Co-Trustee with Laurie Hochberg of the Hochberg Annual Gift Trust U/A/D 4/27/94. Laurie Hochberg ("Mrs. Hochberg") resides at 77 South Deere Park Drive, Highland Park, IL. Mrs. Hochberg is currently


                                                                Page 3 of 5

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           employed as a physician.  Mrs. Hochberg's  principal place of business is Highland Park Hospital which is located at 718 Glenview Ave. in Highland Park, IL. Mrs. Hochberg is a United States Citizen. Mrs. Hochberg's response to Items 2(d) and 2(e) is the same as Mr. Hochberg's noted above.

      (c) No other transactions were effected by Mr. Hochberg within the sixty-day period prior to the acquisition of the shares or since such acquisition.

      (d) Mrs. Hochberg, as Co-Trustee with Mr. Hochberg, has the power to direct the receipt of dividends with regard to the Shares or the proceeds from the sale of the Shares which are held by the Hochberg Annual Gift Trust U/A/D 4/27/94.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

     Mr. Hochberg has an option to purchase 3,960 Shares (the "Options"). Such Options were issued to Mr. Hochberg as an employee of Sportmart. The Options were assumed by Gart pursuant to the Merger Agreement.

     Pursuant to the Merger Agreement, Mr. Hochberg will be nominated to serve as a director for a one year term commencing at Gart's 1998 annual meeting of stockholders. Gart will use its best efforts to cause the election thereof provided that the Company Principals own at least 75% of the Shares they acquired in the Merger. Either Mr. Hochberg, or his son Andrew Hochberg, will be nominated for election as a director at Gart's 1999 annual meeting of stockholders provided that the Company Principals own at least 50% of the Shares they acquired in the Merger.

Item 7.    Material to be Filed as Exhibits
           --------------------------------

     Exhibit A         The Merger Agreement


                                                                Page 4 of 5
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 16, 1998


                                        LARRY J. HOCHBERG



                                        /s/  Larry J. Hochberg
                                        ----------------------------










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